FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001 -56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON MARCH 15, 2010

1. DATE, TIME AND PLACE: On the fifteenth day of March, at 8 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4. AGENDA: Increase of Company capital, upon the issuing of Preferred Shares Class A, in compliance with the Plans for the Granting of Share Purchase Options of the Company, upon observance of the limit stipulated to the authorized capital.

5. RESOLUTIONS: Beginning the works, the Directors examined the item on the Agenda and resolved, by majority vote, as a result of the exercise of the share purchase option related to Series A1 Silver and Gold, A2 Silver and Gold and A3 Silver and Gold, pursuant to the Plans for the Granting of Share Purchase Options of the Company (“Plan”), approved at the Annual Meetings held on April 28, 1997 and December 20, 2006, to approve, upon observance of the limit stipulated to the authorized Company capital, as per Article 6 of the Company bylaws, the increase in the Company capital in the total amount of three million, three hundred eleven thousand, three hundred thirteen Reals and ninety-seven cents (R$ 3,311,313.97), through the issuing of two hundred fourteen thousand seven hundred thirty-three (214,733) preferred shares class A, in that: (i) ten thousand two hundred twenty-six (10,226) preferred shares class A, at the issuing price of twenty-four Reals and sixty three cents (R$ 24.63) per share, stipulated in accordance with the Plan, totaling the amount of two hundred fifty-one thousand eight hundred sixty-six Reals and thirty-eight cents (R$ 251,866.38), concerning the exercise of Series A1 Silver; (ii) two thousand two hundred thirty-six (2,236) preferred shares class A, at the issuing price of one cent of Real (R$ 0.01) per share, stipulated in accordance with the Plan, totaling twenty-two Reals and thirty-six cents (R$ 22.36), concerning the exercise of Series A1Gold; (iii) two thousand two hundred seventy-seven (2,277) preferred shares class A, at the issuing price of twenty-six Reals and ninety-three cents (R$ 26.93) per share, stipulated in accordance with the Plan, totaling the amount of sixty-one thousand, three hundred nineteen Reals and sixty-one cents (R$ 61,319.61), concerning the exercise of Series A2 Silver; (iv) two thousand one hundred thirty-four (2,134) preferred shares class A, at the issuing price of one cent of Real (R$ 0.01) per share, stipulated in accordance with the Plan, totaling twenty-one Reals and thirty-four cents (R$ 21.34), concerning the exercise of Series A2 Gold; (v) one hundred nine thousand one hundred eight (109,108) preferred shares class A, at the issuing price of twenty-seven Reals and forty-seven cents (R$ 27.47) per share, stipulated in accordance with the Plan, totaling two million nine hundred ninety-seven thousand one hundred ninety-six Reals and seventy-six cents (R$ 2,997,196.76), concerning the exercise of Series A3 Silver, and (vi) eighty-eight thousand, seven hundred fifty-two (88,752) preferred shares class A, at the issuing price of one cent of Real (R$ 0.01) per share, stipulated in accordance with the Plan, totaling the amouint of eight hundred eighty-seven Reals and fifty-two cents (R$ 887.52), concerning the exercise of Series A3 Gold. The preferred shares class A issued now shall have the same characteristics and conditions and shall be entitled to the same rights and advantages as the existing preferred shares class A, under the Company bylaws, and shall be issued “ex right” to dividends concerning the fiscal year ended in 2009, which shall be declared at the Company’s Annual Shareholders’ Meeting.

As a result of the resolution approved above, the Company capital shall be altered from five billion three hundred seventy-four million, seven hundred fifty thousand six hundred forty-eight Reals and eighteen cents (R$ 5,374,750,648.18) to five billion three hundred seventy-eight million sixty-one thousand nine hundred sixty-two Reals and fifteen cents (R$ 5,378,061,962.15) fully subscribed and paid in, divided into two hundred fifty-five million sixty-six thousand seven hundred twenty-one (255,066,721) shares without par value, in that ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) common shares, one hundred forty-eight million six hundred six thousand seven hundred twenty-two (148,606,722) preferred shares class A and six million seven hundred eighty thousand one hundred forty-eight (6,780,148) preferred shares class B.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, March 15, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Jean-Charles Henri Naouri, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. Guests: Arnaud Strasser and Samuel Elia. A summary of the minutes was drafted on the relevant book, under Paragraph 3, of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 18, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.